December 14, 2012
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen G. Krikoriam, Accounting Branch Chief
Tamara Tangen, Staff Accountant

	Re:	Ellie Mae, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-35140

Dear Ladies and Gentlemen:
The following is in response to the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ellie Mae, Inc. (“we”, “us” or the “Company”) dated November 20, 2012. The Staff's comment is included for reference, along with the Company's response to the comment.
Form 10-K for Fiscal Year Ended December 31, 2011
Note 2 - Basis of Presentation and significant accounting policies
Revenue Recognition, page 63

1.
We note your response to prior comment no. 1 and have the following comment. Please provide an analysis that supports your accounting for each of the elements included in a success based arrangement. Cite the accounting literature that supports your revenue recognition policy. Explain why the fee structure of a monthly base fee and an additional closed loan fee for a single element is the basis for recognition. In this regard, indicate why you believe it is appropriate to recognize the additional closed loan fee when reported as closed instead of over the remaining performance period for the deliverable (i.e., the availability of the Encompass software to process customer loans). In addition, tell us whether these fees are refundable and describe the standard billing terms for these arrangements.

In response to the Staff's comment, the Company respectfully submits that revenue for success-based pricing arrangements is accounted for under the provisions of SAB Topic 13 - Revenue Recognition and ASC 605-25, Revenue Recognition-Multiple Element Arrangements. When applying this guidance, we first considered the underlying deliverable for both base fees and additional closed loan fees, which is the ability

Stephen G. Krikoriam United States Securities and Exchange Commission	December 14, 2012

of a customer to use our software to close loans. The customer pays us a monthly subscription “base” fee that affords the customer a fixed amount of usage of our Encompass software during the contractual subscription period. To the extent the customer's usage of the Encompass software in a given subscription period surpasses that fixed amount, the customer will pay us incremental “additional closed loan” fees for such usage above the fixed amount provided in the subscription agreement. Our revenue policy is designed to recognize revenue in a manner which is representative of a customer's usage of our Encompass software over the term of the subscription agreement.
We next considered the guidance in SAB Topic 13 which states “provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.” In this case, we believe the base fee/additional closed loan fee structure in our success-based subscription agreements is best represented under SAB Topic 13 using a pattern that is different than the default straight-line basis. The pattern of revenue recognition is best represented by a hybrid model as opposed to a singular straight-line method whereby the base fees are recognized using a straight-line methodology over the contractual term of the arrangement, but additional closed loan fees are recognized as loans close. Base fees represent payment for the Company's continuing obligation to provide the customer with access to our Encompass software until a specified monthly minimum number of loans are closed over the contractual term. Conversely, there is no continuing obligation to provide our Encompass software beyond that specified minimum threshold until a particular loan above that specified minimum threshold closes, at which time we earn the additional closed loan fee, which is earned on a per closed loan basis. Due to this lack of a continuing obligation once above the specified minimum threshold, we do not believe it is appropriate to apply the straight-line methodology for additional closed loan fees over the remaining term of the agreement. This approach is analogous to the guidance for contingent rental income in SAB Topic 13, which states the following:

The staff believes that the reasoning in FASB ASC Section 840-20-25 supports the conclusion that the risks inherent in variable payments associated with contingent rentals should be reflected in financial statements on a basis different than rental payments that adjust on a scheduled basis and, therefore, operating lease income associated with contingent rents would not be recognized as time passes or as the leased property is physically employed.

Because of the usage component, namely the additional closed loan fees, of our success-based arrangements, we are not able to determine revenue from additional closed loan fees until after the end of each month in which the customer uses our Encompass software to close loans that are in excess of the specified minimum number of loans covered by the base fee. At the beginning of each month, the Company undertakes a process to determine the number of loans closed in the prior month by each customer operating under the success-based arrangement. Invoices are subsequently delivered for both the base fee and the additional closed loan fee with net 30 payment terms. Both base fees and additional closed loan fees are non-refundable, and we experience an insignificant number of write-offs due to uncollectible accounts.

* * *
The Company acknowledges that:

Stephen G. Krikoriam United States Securities and Exchange Commission	December 14, 2012

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention. My telephone number is (925) 227-7010 and my e-mail address is matt.lavay@elliemae.com.

Very truly yours,

Ellie Mae, Inc.

By:	/s/ Matthew LaVay
Matthew LaVay
Vice President, Controller